PRESS RELEASE
FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW ACQUIRES SUBSTANTIALLY ALL OF TIW ASIA N.V.

Montréal, Canada, November 17, 2003 - Telesystem International Wireless Inc. ("TIW") is pleased to announce that it has entered into a private transaction to acquire substantially all of the shares of TIW Asia N.V. ("TIW Asia") it does not already own for an aggregate purchase price of approximately US$ 4.7 million. The transaction is based on pre-existing rights under shareholders agreements and is made at a value derived from the amount of initial contributions made by TIW Asia shareholders. As a result of the transaction, TIW will indirectly own a 42.2% voting and equity interest in Hexacom India Limited ("Hexacom").

Hexacom is a GSM cellular operator in India. As at September 30, 2003, after adding 26,900 net subscribers during the third quarter, Hexacom had a total of 182,100 subscribers. For the three months ended September 30, 2003, revenues and net income of Hexacom amounted to US$ 7.8 million and US$ 2.3 million, respectively. As at September 30, 2003, Hexacom had net cash of US$ 6.4 million.

The purchase price will be paid in kind through the issuance of approximately 660,000 Common Shares of TIW ("Common Shares"). The number of Common Shares to be issued is based on a 20-day volume weighted average trading price of the Common Shares on NASDAQ.

"We are please to complete this further step in the ongoing corporate simplification of TIW", said Bruno Ducharme, President and Chief Executive Officer of TIW. The closing of the transaction to acquire the TIW Asia shares not already owned by TIW is expected to occur before the end of November.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.6 million managed subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca